Exhibit 99.1

FOR IMMEDIATE RELEASE	Friday December 7, 2012

Celestica Announces the Completion of its US$175 million
Substantial Issuer Bid

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that it has taken up and paid for 22,435,897 subordinate voting shares (“Shares”) at a price of US$7.80 per Share (the “Purchase Price”) under Celestica’s “modified Dutch auction” substantial issuer bid to purchase for cancellation up to US$175,000,000 of its Shares (the “Offer”).

The Shares purchased under the Offer represent approximately 12.05% of the Shares issued and outstanding as of December 3, 2012.  After giving effect to the Offer, as of that date, Celestica had 163,792,303 subordinate voting shares and 18,946,368 multiple voting shares issued and outstanding.

As the Offer was oversubscribed, successfully tendering shareholders had approximately 89.95% of their Shares purchased by Celestica, except that “odd lot” tenders were not subject to pro-ration.  Any Shares tendered and not purchased will be returned to shareholders promptly by Computershare Investor Services Inc., as depositary for the Offer (the “Depositary”).

Payment and settlement of the purchased Shares will be effected to registered shareholders by the Depositary in accordance with the Offer.

Scotia Capital Inc. and Scotia Capital (USA) Inc. acted as dealer managers in connection with the Offer in Canada and the United States, respectively.

Celestica is authorized to purchase additional Shares from time to time pursuant to its normal course issuer bid, but under U.S. securities laws no such additional purchases may be made prior to December 18, 2012.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success.  Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve.  Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.  For further information on Celestica, visit our website at www.celestica.com.  Celestica’s securities filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release may contain forward-looking statements related to our plans, objectives, expectations and intentions, including our expectations regarding the timing of payment and settlement for Shares to be purchased under the Offer and other statements contained in this release that are not historical facts.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”,

“should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in applicable Canadian securities legislation.  Forward-looking statements are not guarantees of future performance.  These statements are based on our current beliefs or expectations, including without limitation, our assumptions, beliefs and expectations regarding Celestica’s capital requirements, market and general economic conditions, demand for our customers’ products and the absence of unforeseen legal or regulatory developments.  These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of Celestica.  Our actual results may differ materially from those expressed or implied by such forward-looking statements, including as a result of changes in global, political, economic, business, competitive, market and regulatory factors.  These and other risks and uncertainties, as well as other information related to Celestica, are discussed in our various public filings at www.sedar.com, including our Annual Report on Form 20-F filed with the Canadian securities regulators.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.  Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com